SCHEDULE A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Persons since the filing of the Original Schedule 13D. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
02/13/2025	(148,379)	19.7776	18.9700 – 19.9700
02/13/2025	(40,327)	20.1510	19.9800 – 20.8000
02/14/2025	(51,424)	16.9922	16.4000 – 17.4000
02/14/2025	(25,346)	17.7202	17.4100 – 18.4100
02/14/2025	(4,739)	18.8235	18.4300 – 19.1000